                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Reality Interactive, Inc.
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  756048 10 4
                                  -----------
                                 (CUSIP Number)

                                 April 24, 2001
                                 --------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.
756048 10 4

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Paul J. Wendorff

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   5.      SOLE VOTING POWER 1,615,465(1).
  NUMBER OF                                  ------------
   SHARES
BENEFICIALLY       6.      SHARED VOTING POWER    0.
  OWNED BY                                       ---
    EACH
  REPORTING        7.      SOLE DISPOSITIVE POWER 1,615,465(1).
   PERSON                                         ------------
    WITH
                   8.      SHARED DISPOSITIVE POWER   0.
                                                     ---

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,615,465(1).
    ------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    27.7%

12. TYPE OF REPORTING PERSON*
    IN

----------
(1) 1,030,500 held by Mr. Wendorff is the sole shareholder and director of Knowledge Integrators, Inc.

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.
756048 10 4

13. NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    Knowledge Integrators, Inc.     41-1944719

14. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [_]

15. SEC USE ONLY

16. CITIZENSHIP OR PLACE OF ORGANIZATION

                  17.      SOLE VOTING POWER 1,030,500.
  NUMBER OF                                  ---------
   SHARES
BENEFICIALLY      18.      SHARED VOTING POWER    0.
  OWNED BY                                       ---
    EACH
  REPORTING       19.      SOLE DISPOSITIVE POWER 1,030,500.
   PERSON                                         ---------
    WITH
                  20.      SHARED DISPOSITIVE POWER   0.
                                                     ---

21. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,030,500.
    ---------

22. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
                                                                     [_]

23. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    17.7%

24. TYPE OF REPORTING PERSON*
    IN

ITEM 1(a). Name of Issuer
           Reality Interactive, Inc.

ITEM 1(b). Address of Issuer's Principal Executive Offices
           7885 Fuller Road, Suite 121
           Eden Prairie, MN 55344

ITEM 2(a). Names of Persons Filing
           Paul J. Wendorff and Knowledge Integrators, Inc.

ITEM 2(b). Address of principal business office
           8590 Revere Court
           Eden Prairie, MN 55347

ITEM 2(c). Citizenship
           United States Citizen

ITEM 2(d). Title of Class of Securities
           Common Stock, $.01 par value

ITEM 2(e). CUSIP Number
           756048 10 4

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a: Not Applicable

           ------------------------

ITEM 4.    Ownership
           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           (a)  Amount beneficially owned 1,615,465

           (b)  Percent of class 27.7%.

           (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote 1,615,465.

                (ii) shared power to vote or to direct the vote 0.

               (iii) sole power to dispose or to direct the disposition of
                     1,615,465.

                (iv) shared power to dispose or to direct the disposition of 0.

ITEM 5.    Ownership of Five Percent or Less of a Class
           Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
           Not Applicable

ITEM 8.    Identification and Classification of Members of the Group
           Not Applicable

ITEM 9.    Notice of Dissolution of Group
           Not Applicable

ITEM 10.   Certification


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2001

                                       /s/ Paul J. Wendorff
                                       -----------------------------------------
                                       Paul J. Wendorff

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 10, 2001


                                       /s/ Paul J. Wendorff
                                    By -----------------------------------------
                                       Paul J. Wendorff, Individually


                                    KNOWLEDGE INTEGRATORS, INC.

                                       /s/ Paul J. Wendorff
                                    By -----------------------------------------
                                       Paul J. Wendorff, President